FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2018

Commission File Number: 001-15002

ICICI Bank Limited
(Translation of registrant’s name into English)

ICICI Bank Towers,
Bandra-Kurla Complex
Mumbai, India 400 051
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): Not Applicable

Table of Contents

Item

1.	Other News

Item 1

OTHER NEWS

Subject: Company Updates

IBN

ICICI Bank Limited (the ‘Bank’) Report on Form 6-K

The Bank has made the following announcement to the Indian Stock Exchanges today:

This is to inform you that 350, 0.001% unlisted redeemable non-cumulative preference shares of Rs.1,00,00,000 each allotted on April 21, 1998 with a tenure of twenty years are due for redemption on April 20, 2018 (maturity date).

In view thereof, the Board at its Meeting held today approved the redemption on the maturity date alongwith payment of applicable dividend at the rate of Rs.100 per annum per share of Rs.1 crore each aggregating to Rs.35000/- on the preference shares. Consequent to the above, the Board also approved the following:

a.	Reclassification of the authorized share capital which presently includes equity shares, preference shares and unclassified shares into one category viz. equity shares and

b.	Necessary alterations to be carried out in the relevant capital clause of the Memorandum of Association and Articles of Association (MOA/AOA) of the Bank which would come into effect upon the redemption.

The alterations will also be subject to approval of RBI and Members.

Please take the above information on record

ICICI Bank Limited ICICI Bank Towers Bandra-Kurla Complex Mumbai 400 051, India.	Tel.: (91-22) 2653 1414 Fax: (91-22) 2653 1122 Website www.icicibank.com CIN.: L65190GJ1994PLC021012	Regd. Office: ICICI Bank Tower, Near Chakli Circle, Old Padra Road Vadodara 390007. India

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

For ICICI Bank Limited

Date:	April 2, 2018	By:	/s/ Shanthi Venkatesan
			Name :	Shanthi Venkatesan
			Title :	Deputy General Manager